Form 4

1.   Name and Address of Reporting Person
     Peter R. Kellogg
     C/O Spear, Leeds & Kellogg
     120 Broadway
     New York, New York 10271
2.   Issuer Name and Ticker or Trading Symbol -
     The Ziegler Companies, Inc. (ZCO)
3.   IRS or Social Security Number of Reporting Person
     (Voluntary)
4.   Statement for Month/Year - September, 2000
5.   If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person to Issuer -- Director and 10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security -- Common Stock $1.00 Par Value
2.   Transaction Date. -- September 12, 2000.
3.   Transaction Code - P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 600
          (A) or (D) = A
          Price = 16.6250
2.     Transaction Date. -- September 14, 2000.
3.     Transaction Code - P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 1,000
          (A) or (D) = A
          Price = 17.1250
2.     Transaction Date. -- September 15, 2000.
3.     Transaction Code - P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 500
          (A) or (D) = A
          Price = 17.75
2.     Transaction Date. -- September 15, 2000.
3.     Transaction Code - P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 500
          (A) or (D) = A
          Price = 18.00
2.     Transaction Date. -- September 19, 2000.
3.     Transaction Code - P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 300
          (A) or (D) = A
          Price = 18.00
2.     Transaction Date. -- September 21, 2000.
3.     Transaction Code - P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 200
          (A) or (D) = A
          Price = 18.125
2.     Transaction Date. -- September 22, 2000.
3.     Transaction Code - P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 200
          (A) or (D) = A
          Price = 18.125
2.     Transaction Date. -- September 25, 2000.
3.     Transaction Code - P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 300
          (A) or (D) = A
          Price = 18.125
2.     Transaction Date. -- September 29, 2000.
3.     Transaction Code - P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 500
          (A) or (D) = A
          Price = 18.125
5.     Amount of Securities Beneficially Owned at End of
  Month = 102,227.(1)
6.   Ownership Form   -- (D).
7.   Nature of Indirect Beneficial Ownership -- N/A.
2.     Amount of Securities Beneficially Owned at End of
  Month
     = 114,200.
3.     Ownership Form - (I).
4. Nature of Indirect Beneficially Ownership - Cynthia Kellogg, Mr. Kellogg's spouse. Mr. Kellogg disclaims beneficial ownership of these shares.
5.   Amount of Securities Beneficially Owned at End of Month
     = 150,000.
6.   Ownership Form - (I)
7.   I.A.T. Reinsurance Syndicate Ltd., a Bermuda
     Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.
5.   Amount of Securities Beneficially Owned at End of Month
     = 50,000.
6.   Ownership Form - (I)
7.   Peter R. and Cynthia K. Kellogg Foundation.  Mr.
     Kellogg disclaims beneficial ownership of these shares.


Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security.   N/A
2. Conversion or Exercise Price of Derivative Security. N/A
3. Transaction Date. N/A
4. Transaction Code. N/A
5. Number of Derivative Securities Acquired or Disposed:
   N/A
6. Date Exercisable and Expiration Date  N/A
7. Title and Amount of Underlying Securities: N/A
8.   Price of Derivative Securities: N/A
9.   Number of Derivative Securities Beneficially Owned at
     End of Month: N/A.
10.     Ownership Form of Derivative Security: N/A
11.Nature of Indirect Beneficial Ownership: N/A
Explanation of Responses:
(1)  Includes Director Compensation of 2,227 Restricted
     Shares.



October 10, 2000                 Peter R. Kellogg
Date                                  Peter R. Kellogg